UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of July 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated July 16, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:July 16, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

  Advance intimation of Board meeting date for considering first quarter Audited Standalone Financial Results and Unaudited Consolidated Financial Results of FY 2018-19
  Intimation regarding closure of trading window for 'designated persons' under Insider Trading Regulations
  Intimation of Analyst call on the financial results

Mumbai, July 16, 2018:

  Pursuant to Regulation 29(1)(a) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ['the said Regulations'], this is to inform you that as required under Regulation 33(3) and Regulation 63 read in conjunction with Regulation 52 of the said Regulations, a meeting of the Board of Directors of the Company will be held on Tuesday, July 31, 2018, to consider, inter-alia, the Audited Financial Results (Standalone) and Unaudited Consolidated Financial Results (with Limited Review) for the quarter ended June 30, 2018 as required under Regulation 33(3)(a) of the said Regulations.

  Further, we would like to inform you that as per the 'Tata Code of Conduct for Prevention of Insider Trading' pursuant to the amended SEBI (Prohibition of Insider Trading) Regulations, 2015, the Company has intimated its 'designated persons' regarding the closure of the trading window from June 24, 2018 till the expiry of 48 hours from the date the said Results are made public (both days inclusive) i.e. August 2, 2018.

  Pursuant to the Regulation 30 of the said Regulations, we would like to inform that post announcement of the Financial Results to BSE Limited and National Stock Exchange of India Limited, the Company will on the same day have an Analyst call on the financial results which would also be announced on the Company's website at www.tatamotors.com.

  -Ends-

  About Tata Motors

  Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

  With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

  To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

  Media Contact Information

  Tata Motors Corporate Communications E-mail: indiacorpcomm@tatamotors.com Tel: +91 22-66657613 www.tatamotors.com

  Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.